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                          Charter Communications, Inc.
                             12405 Powerscourt Drive
                            St. Louis, Missouri 63131



January 31, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

      Re:   Response to SEC Comment Letter dated January 28, 2005

Ladies and Gentlemen:


      We are writing in response to your letter to Charter Communications, Inc. ("Charter," "we" or the "Company") dated January 28, 2005.


      We have considered the Staff's comments relating to our 2003 Form 10-K and our Form 10-Q for the quarter ended September 30, 2004 (File No. 000-27927) and have set forth below our responses to each of the comments. Concurrently with this letter, we are filing Amendment No. 1 to our registration statement on Form S-1 (file no. 333-121136, referred to herein as the "Registration Statement"), reflecting changes arising out of your comments. Page numbers referred to in this letter refer to the prospectus (the "Prospectus") contained in the Registration Statement. In accordance with your request, we intend to reflect such changes in an amendment to the other registration statement referred to above (file no. 333-121561) as well as other future filings of the Company and its subsidiaries as appropriate.

                                      *****


               FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Note 3. Franchises and Goodwill, page 10

   1. Pursuant to our conversation on January 28, 2005, remove the discussion related to the total enterprise value.

      We have noted the Staff's comment and have removed the discussion related to the total enterprise value. (See page 53 and page F-61 of our Form S-1).
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Securities and Exchange Commission
January 31, 2005
Page 2

   2. Revise your disclosure to more fully discuss the requirements of paragraph 46(a) of SFAS 142.

      We have noted the Staff's comment and have revised our disclosures as appropriate. (See page 53 and page F-61 of our Form S-1).

   3. Expand your disclosure to describe how you are determining the fair value of the franchises in a matter consistent with your responses to prior comment 2.

      We have noted the Staff's comment and have revised our disclosures in a matter consistent with our response to prior comment 2. (See page 53 and page F-61 of our Form S-1).

   4. Expand your disclosure to discuss that the $2.4 billion impairment charge is related to your long-term outlook and is appropriately captured in operations, whereas the $0.9 billion charge recorded as a cumulative effect of a change in accounting principle was solely the result of the adoption of EITF D-108.

      We have noted the Staff's comment and have revised our disclosures as appropriate. (See page 53 and page F-61 of our Form S-1).

   5. Within the Critical Accounting Policies and Estimates section of MD&A, include additional disclosure such as a sensitivity analysis stating how changes in the estimated growth rate would have affected the impairment charge.

      We have noted the Staff's comment and have revised our disclosures as appropriate. (See page 53 of our Form S-1).



                                      Sincerely,




                                      By: /s/ Paul E. Martin
                                          --------------------------------------
                                        Paul E. Martin
                                        Interim Co-Chief Financial Officer,
                                        Senior Vice President, and Corporate
                                        Controller of Charter Communications,
                                        Inc.



                                         /s/ Derek Chang
                                        ----------------------------------------
                                        Derek Chang
                                        Interim Co-Chief Financial Officer,
                                        Executive Vice President of Finance and
                                        Strategy of Charter Communications, Inc.

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Securities and Exchange Commission
January 31, 2005
Page 3


cc:
Securities and Exchange Commission:
      Mr. Larry Spirgel, Division of Corporation Finance
      Mr. Ted Yu, Division of Corporation Finance
      Mr. Carlos Pacho, Division of Corporation Finance
      Ms. Kathleen Kerrigan, Division of Corporation Finance
Charter Communications, Inc.:
      Mr. Robert P. May, Interim President and Chief Executive Officer
      Mr. Curt Shaw, Executive Vice President, General Counsel and Secretary Mr. David Merritt, Audit Committee Chair
KPMG LLP:
      Mr. Rick Andrews
Irell & Manella:
      Mr. Al Segel
      Mr. Kevin Finch